SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Kforce Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

1	NAME OF REPORTING PERSON Howard W. Sutter I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 269,591
	6	SHARED VOTING POWER 1,546,316
	7	SOLE DISPOSITIVE POWER 120,415
	8	SHARED DISPOSITIVE POWER 1,695,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,815,907
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a) Name of Issuer: Kforce Inc., a Florida corporation

(b) Address of Issuer’s Principal Executive Offices: 1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a) Name of Person Filing: Howard W. Sutter

(b) Address of Principal Business Office: 1001 East Palm Avenue, Tampa, Florida 33605

(c) Citizenship: U.S.A.

(d) Title of Class of Securities: Common Stock, par value $0.01

(e) CUSIP Number: 493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a) Amount Beneficially Owned (describe): Of the 1,815,907 shares reported pursuant to this Schedule 13G: (i) 120,415 shares are held directly; (ii) 149,176 shares are held in the Dunkel Family Receptacle Trust, over which Mr. Sutter has sole voting power and shared dispositive power; (iii) 1,541,316 shares are held by Sutter Investments Ltd., over which Mr. Sutter has shared voting and dispositive power; and (iv) 5,000 shares are held by Mr. Sutter’s spouse, over which Mr. Sutter has shared voting and dispositive power.

(b) Percent of Class: 5.1%, based on 35,955,681 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2012.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 269,591

(ii) Shared power to vote or to direct the vote: 1,546,316

(iii) Sole power to dispose or to direct the disposition of: 120,415

(iv) Shared power to dispose or to direct the disposition of: 1,695,492

CUSIP No. 493732 10 1	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of Group
N/A

Item 9.	Notice of Dissolution of the Group
N/A

Item 10.	Certification
N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

By:	/s/ Howard W. Sutter
Howard W. Sutter